September 28, 2009

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 23

File Nos. 333-132541; 811-21872

Dear Mr. Barrientos:

On behalf of the Registrant, this letter responds to the comments you provided to JoAnn Strasser with respect to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement filed in order to register three new classes of the Catalyst Eventide Gilead Fund, designated as Class A, Class C and Institutional Class, with the Class A and Class C shares being offered in a separate prospectus and the existing shares being reclassified as Retail Class shares.  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	Under the “Risk/ Return Summary, Principal Strategies” subsection of each Prospectus, revise the Prospectus to indicate whether there is a limit on how much the Fund can invest in foreign securities.
Response:

The Registrant has revised Risk/Return Summary as follows, based on additional input from the investment adviser:

“The Fund may invest without limitation in securities in companies domiciled outside the United States either directly or through American Depositary Receipts (“ADRs”).”

Comment 2:	In the “Fees and Expenses of the Fund” table in each Prospectus, conform the captions regarding sales loads and charges to Item 3 of Form N-1A.
Response:

The captions regarding sales loads and charges have been revised as requested, with the exception of the caption regarding “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions” for all Classes and the caption for “Maximum Deferred Sales Charge (Load)” for the Retail and Institutional Classes, to which the comment was not applicable as those classes do not impose those charges.

Comment 3:	Regarding the “Fees and Expenses of the Fund” table in each Prospectus, disclose to the Staff the completed information required in the “Annual Fund Operating Expenses” portion of the table.
Response:

Please find below the completed “Annual Fund Operating Expenses” portion of the table:

Class A

Class C

Annual Fund Operating Expenses

(expenses that are deducted from Fund assets)

Management Fee

  1.00%

  1.00%

Distribution (12b-1) Fees

  0.20%

  1.00%

Other Expenses

  9.75%

  9.75%

Acquired Fund Fees and Expenses

  0.08%

  0.08%

Total Annual Fund Operating Expenses [3]

11.03%

11.83%

Fee Waiver and Expense Reimbursement 4

  9.26%

  9.26%

Net Expenses

  1.77%

  2.57%

(after fee waiver and  expense reimbursement) 4

           Retail Class

    Institutional Class

Annual Fund Operating Expenses

(expenses that are deducted from Fund assets)

Management Fee

  1.00%

  1.00%

Distribution (12b-1) Fees

  0.20%

 NONE

Other Expenses

  9.75%

  9.75%

Acquired Fund Fees and Expenses

  0.08%

  0.08%

Total Annual Fund Operating Expenses 2

11.03%

10.83%

Fee Waiver and Expense Reimbursement 3

  9.26%

  9.26%

Net Expenses

  1.77%

   1.57%
(after fee waiver and expense reimbursement) 3

Comment 4:	Regarding the “Fees and Expenses of the Fund” table in each Prospectus, disclose to the Staff the completed information required in the “Example of Hypothetical Fund Costs.”
Response:	Please find below the completed information regarding the “Example of Hypothetical Fund Costs”:

	1 Year	3 Years	5 Years	10 Years
Class A	$745	$1,994	$3,952	$7,904
Class C	$260	$1,725	$3,883	$8,112

	1 Year	3 Years	5 Years	10 Years
Retail Class	$180	$1,505	$3,583	$7,776
Institutional Class	$160	$1,450	$3,506	$7,686

Comment 5:

In each Prospectus, please move the subsection titled “Foreign Exposure Risk,” which appears in the “Additional Information about the Fund’s Strategies and Risks” section, to the “Risk/ Return Summary, Principal Risks of Investing in the Fund” subsection of each Prospectus.

Response:	The disclosure has been moved as requested.
Comment 6:	In the “Management of the Fund, Portfolio Manager” subsection, please confirm to the staff whether the description of Mr. Kuruvilla’s business experience for the past five years is accurate.
Response:

The description regarding Mr. Kuruvilla’s business experience has been updated as follows:

Finny Kuruvilla, MD PhD has been primarily responsible for the day-to-day management of the Gilead Fund since its inception.  Dr. Kuruvilla serves as Principal at Clarus Ventures (since 2008), a health care venture capital firm with $1.2 billion under management.  He has cared for adult and pediatric patients suffering from a wide variety of hematologic, oncologic, and autoimmune disorders at the Brigham & Women's Hospital(2003 - 2006), Children's Hospital Boston, the Dana Farber Cancer Institute, the Beth Israel Deaconess Hospital, and the Massachusetts General Hospital.  He has also conducted research at the Board Institute of Harvard and MIT in medical genetics (2006-2008).  Dr. Kuruvilla did his residency at the Brigham & Women's Hospital (2003-2006) and his fellowship in transfusion medicine at Harvard Medical School (2006-2007).  He received his Kuruvilla possesses a diverse background in quantitative methods, with applications focused on innovations in science, engineering, and medicine. He holds an MD from Harvard Medical School, a PhD in Chemistry and Chemical Biology from Harvard University, a master's degree in Electrical Engineering and Computer Science from MIT, and a bachelor's degree from Caltech in Chemistry. His residency and fellowship were completed at the Brigham & Women's Hospital and Children's Hospital, Boston.  As an avid proponent of Values-based investing, Dr. Kuruvilla has established rigorous standards in seeking out the most ethical companies at the outset of the stock selection process.  In addition to his duties as the Fund’s portfolio manager, Dr. Kuruvilla is also currently a Principal at Clarus Ventures (since 2008), a healthcare and life sciences venture capital firm that manages approximately $1.2 billion in assets ..

Comment 7:	Please add the “Financial Highlights” for the Fund for the Fund’s existing class of shares.
Response:	The “Financial Highlights” have been added.

Statement of Additional Information

Comment 1:	In the “Trustees and Officers, Compensation of the Board of Trustees” subsection, please revise the chart, if necessary, to accurately reflect compensation paid to the Trustees.
Response:	The disclosure has been revised to accurately reflect the compensation paid by the Fund to the Trustees.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at 513-352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP